UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

AZUL S.A.

Publicly-held Company – CVM Code No. 02411-2

Corporate Taxpayers’ Registry (CNPJ/MF) No. 09.305.994/0001-29

Board of Trade (NIRE): 35.3.00361130

Call Notice

Ordinary and Extraordinary General Meetings

The Shareholders of AZUL S.A. (“Azul” or “Company”), pursuant to Article 124 of the Brazilian Law No. 6,404/76, are hereby called to attend the Ordinary and Extraordinary General Meetings to be held on April 26th, 2018, at 10:00 a.m., at the Company’s headquarters, located at Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939, Edifício Jatobá, 8th floor, Castelo Branco Office Park, CEP 06460-040, in the City of Barueri, State of São Paulo, to vote the following matters included in the agenda:

At the Ordinary Meeting:

(1) To acknowledge the management’s accounts of the Company and examination, discussion and voting on the management’s report and the financial statements, together with the report of the external independent auditor, for the year ended December 31, 2018

(2) To examine, discuss and vote on a proposal for the allocation of the net income for the year ended December 31, 2018

(3) To define the number of members for the Board of Directors, pursuant to article 16 of the Company’s Bylaws

(4) To re-elect the current members of the Board of Directors, pursuant to article 16 of the Company’s bylaws

(5) To set the global annual compensation of the managers of the Company for fiscal year 2019

At the Extraordinary Meeting:

1

(6) To amend the Restricted Stock Unit Plan of Azul S.A., as approved by the General Meeting held on June 30, 2014, as amended (“RSU Plan”), with the purpose to establish the amount of restricted stock that may be annually granted pursuant to the RSU Plan.

(7) to amend the Company's Bylaws in order to modify the wording of: (i) the main sections of Articles 5 and 6 to reflect the new capital stock and balance of authorized capital after the capital increases, within the limits of its authorized capital, as approved at the meetings of the Board of Directors held on October 30, 2018, and January 10, 2019; and (ii) item XVII of Article 19, to include a reference to the Company’s Related Party Transactions Policy, which provisions shall guide the approval of related parties transactions by the Board of Directors; and

(8) To restate the Company's Bylaws following the approved changes thereto.

The minimum percentage of shareholding participation in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Annual General Meeting is 5% (five percent) of the voting capital, pursuant to CVM Instruction No. 165, as of December 11, 1991, as amended. The option to request the adoption of the multiple vote process must be exercised in accordance with paragraph 1 of article 141 of Brazilian Law No. 6,404/76. Preferred shareholders that exercise the right to elect a representative of this class of shares to be a member of the Board of Directors at the Ordinary General Meeting, shall jointly represent at least 10% (ten percent) of the capital stock, in addition to proving the uninterrupted ownership of the shares since January 26, 2019.

Additionally, I emphasize that, except for item (5) of the O/EGM agenda, to which preferred shareholder are also entitled to vote, the remaining agenda resolutions of the O/EGM do not fall within the list of matters to be approved by preferred shareholders, according to the Company’s Bylaws, thus only shareholders holding common shares are entitled to vote such matters at this O/EGM. Notwithstanding, shareholders holding preferred shares are entitled to attend the O/EGM and discuss the matters of the agenda, pursuant to Article 125, Sole Paragraph, of the Brazilian Law No. 6,404/76.

General Instructions:

The E/OGM may be attended by shareholders of the Company in person, through their legal representatives or duly appointed proxies, or by means of a remote voting form. Detailed guidance on the documentation required is included in the Management’s Proposal:

ATTENDANCE IN PERSON: shareholders of the Company may attend the O/EGM, provided that their shares are registered with the bookkeeping agent, Banco Bradesco S.A., and that they bring the following documents with them: (i) individuals – identity document with photo; (ii) legal entities – certified copy of the most recent version of the bylaws or articles of association, and corporate documents granting powers of representation (minutes of election of officers meeting and/or power of attorney), as well as an identity document with photo of the legal representative(s); and (iii) Investment Funds - a certified copy of the most recent regulation of the fund, the bylaws or articles of association of the administrator or manager, and corporate documents granting powers of representation (minutes of election of officers meeting and/or power of attorney); in addition to an identity document with photo of the legal representative(s).

POWER OF ATTORNEY: Powers of attorney may be issued in physical form, subject to the provisions of Article 126 of Law No. 6.404/76 and the Management’s Proposal. A shareholder’s legal representative must attend the meeting bearing a power of attorney and other documents indicated in the Management’s Proposal, in addition to a document proving his/her identity.

REMOTE VOTING FORM: For this O/EGM the Company will provide a remote voting system, as provided for in CVM Instruction 481/09, whereby shareholders can submit remote voting forms through their custody agents or the bookkeeping agent, or directly to the Company, as explained in the Management’s Proposal.

As required by law, the supporting documents for the matters to be resolved on at the meeting are at the disposal of shareholders, as from today’s date, at the Company’s registered office, on its investor relations website (ri.voeazul.com.br), and on the websites of the CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov), containing all the information needed to fully understand the above matters, pursuant to Article 124, Paragraph 6 and Article 135, Paragraph 3, of Brazilian Law No. 6.404/76, and Article 6 of CVM Instruction No. 481/09.

Barueri, March 18th, 2019.

David Gary Neeleman

Chairman of the Board of Directors

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 18, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer